Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
American HomePatient, Inc.:
We consent to the incorporation by reference in registration statement No. 333-56313, No. 333-56317, No. 033-64292, No. 333-117758, No. 333-125013, No. 333-125015, and No. 333-154878 on Form S-8 of American HomePatient, Inc, and subsidiaries of our report dated March 4, 2010, with respect to the consolidated balance sheets of American HomePatient, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ deficit, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, which report appears in the December 31, 2009 annual report on Form 10-K of American HomePatient, Inc.
Our report dated March 4, 2010 contains an explanatory paragraph that states that the Company has a net capital deficiency and a net working capital deficiency resulting from $226.4 million of debt that matured on August 1, 2009 that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ KPMG LLP
Nashville, TN
March 4, 2010